

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2024

Narayan Prabhu
Chief Financial Officer
Reviva Pharmaceuticals Holdings, Inc.
10080 N. Wolfe Road, Suite SW3-200
Cupertino, CA 95014

> **Re: Reviva Pharmaceuticals Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-38634**

Dear Narayan Prabhu:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences